Paris, February 8, 2017

Sanofi Delivers 2016 Sales and Business EPS(1) Growth at CER(2)

	Q4 2016	Change	Change (CER)	2016	Change	Change (CER)
IFRS net sales reported	€8,867m	+3.3%	+3.4%	€33,821m	-0.7%	+1.2%
IFRS net income reported	€790m	+136.5%		€4,709m	+9.8%
IFRS EPS reported	€0.62	+138.5%		€3.66	+11.6%
Business net income(1)	€1,606m	-6.0%	-2.9%	€7,308m	-0.9%	+2.5%
Business EPS(1)	€1.25	-4.6%	-1.5%	€5.68	+0.7%	+4.1%

Following the announcement of exclusive negotiations with Boehringer Ingelheim and as per the IFRS 5 presentation requirement for discontinued operations, net income for Sanofi’s Animal Health business (Merial) was reported on a separate line (“Net income from the held for exchange Animal Health Business”) in the Consolidated Income Statement for 2016 and the prior year. In the first three quarters of 2016, Sanofi comments included Merial for every income statement line using the term “Aggregate”. Sanofi neither presents “Aggregate” figures nor reports Animal Health business as an operating segment in Q4 2016 and in 2016 as a result of the closing early in 2017 of the swap of the Animal Health/CHC business with Boehringer Ingelheim. 2016 net sales including Animal Health(3) were €36,529 million of which €9,466 million in the fourth quarter of 2016.

All Global Business Units delivered positive sales performance in the fourth quarter of 2016

•	Net sales were €8,867 million, up 3.3% on a reported basis (up 3.4% at CER).

•	Sanofi Genzyme (Specialty Care) GBU increased 12.6% driven by multiple sclerosis products.

•	Sanofi Pasteur GBU grew 3.7% due to strong pediatric combination franchise sales.

•	Diabetes and Cardiovascular GBU sales were up 3.8%. Global diabetes franchise sales increased 1.9%.

2016 sales supported by Specialty Care and Vaccines

•	Net sales in 2016 were €33,821 million, down 0.7% on a reported basis and up 1.2% at CER.

•	Sanofi Genzyme GBU sales reached €5,019 million, up 17.3% while Sanofi Pasteur sales grew 8.8% to €4,577 million.

•	Emerging Markets(4) sales increased 2.4% to €9,593 million (up 7.0% excluding Venezuela).

Solid financial results in 2016 despite launch investments, supported by cost savings

•	2016 Business EPS(1) of €5.68 (+4.1% at CER) and IFRS EPS of €3.66 (+11.6% on a reported basis).

•	Q4 2016 Business EPS was €1.25, down -1.5% at CER impacted by an unfavorable tax rate comparison.

•	Q4 2016 Business operating income grew 3.7% at CER

•	Board proposes dividend of €2.96, the 23rd consecutive annual increase.

Sanofi progresses on its strategic priorities

•	Closing of the Boehringer Ingelheim (BI) business swap elevates Sanofi into a global leadership position in CHC.

•	Sanofi Pasteur and MSD end joint vaccines business to pursue their European vaccine strategies independently.

•	Soliqua™ 100/33 launched in the U.S. and Suliqua™ approved in EU for type-2 diabetic patients.

•	Kevzara™ (sarilumab) in rheumatoid arthritis approved in Canada and U.S. resubmission planned in Q1 2017.

•	5 NMEs started registrational studies in 2016: isatuximab, PD-1, sotagliflozin, olipudase alfa and NeoGAA.

2017 financial guidance

•

Sanofi expects 2017 Business EPS(1) to be stable to -3%(5) at constant exchange rates, barring unforeseen major adverse events, consistent with its previously announced Strategic Roadmap guidance for the 2016-17 period. Applying the average December 2016 exchange rates, the currency impact on 2017 Business EPS is estimated to be +3% to +4%.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“2016 was a busy year for Sanofi as we progressed on our 2020 strategic roadmap. We successfully closed the Boehringer Ingelheim asset swap, lifting us into a leadership position in Consumer Healthcare. Our streamlined organization started to deliver and supported a stronger financial performance than initially anticipated. At the same time, we completed the filing of our breakthrough innovation Dupixent® for the first indication, atopic dermatitis, in the U.S and Europe. Separately, we recently advanced five new molecules into registrational studies.”

(1)

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 11 for definitions). The consolidated income statement for Q4 2016 and 2016 is provided in Appendix 4 and a reconciliation of business net income to IFRS net income reported is set forth in Appendix 3; (2) changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 11); (3) Merial information is provided in appendix 5; (4) See page 8; (5) 2016 Business EPS was €5.68.

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2016 fourth-quarter and full-year Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(6).

In the fourth quarter of 2016, Company sales were €8,867 million, up 3.3% on a reported basis. Exchange rate movements had a negative effect of 0.1 percentage points. At CER, Company sales increased 3.4%.

In 2016, Company sales were €33,821 million, down 0.7% on a reported basis. Exchange rate movements had an unfavorable effect of 1.9 percentage points reflecting mainly the adverse evolution of the Argentine Peso, Chinese Yuan, Mexican Peso and British Pound, which more than offset the positive effects from the Japanese Yen. At CER, Company sales increased 1.2%.

2016 performance included a negative currency impact related to the change of exchange rate applied for the translation of Venezuela operations, resulting from the evolution of the exchange system in February 2016 as well as from the persistent inability to exchange Venezuelan bolivars for U.S. dollars at the privileged official rate. In addition, in the first half of 2015, Sanofi benefited from a significant increase in product demand in Venezuela, due to buying patterns associated with local market conditions. As a consequence, sales in Venezuela were €18 million in 2016 compared to €455 million in 2015. Excluding Venezuela, Company sales increased 3.7% and 2.6% in the fourth quarter and in 2016, respectively.

Global Business Units

The table below presents sales by Global Business Units (GBU) and reflects the organization of Sanofi which became effective as of January 1, 2016. This structure drives deeper specialization, simplifies reporting and provides clear focus on growth drivers. Please note that in Emerging Markets, Specialty Care and Diabetes and Cardiovascular sales are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Sanofi Genzyme (Specialty Care)(a)	1,335	+12.6%	5,019	+17.3%
Diabetes and Cardiovascular(a)	1,710	+3.8%	6,397	-2.0%
General Medicines & Emerging Markets(b)	3,636	+0.4%	14,498	-3.3	%(c)
Consumer Healthcare	834	+2.7%	3,330	-1.6	%(d)
Total Pharmaceuticals	7,515	+3.4%	29,244	+0.2%
Sanofi Pasteur (Vaccines)	1,352	+3.7%	4,577	+8.8	%(e)
Total Company sales	8,867	+3.4%	33,821	+1.2	%(f)

(a)

Does not include Emerging Markets sales- see definition page 8; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care; (c) Excluding Venezuela: -1.2%; (d) Excluding Venezuela: +1.4%; (e) Excluding Venezuela: +9.0%; (f) Excluding Venezuela: +2.6%

Global Franchises

The tables below present fourth quarter and full year 2016 sales by global franchise, including Emerging Markets, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q4 2016	Change (CER)	Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	1,569	+12.9%	1,335	+12.6%	234	+14.3%
Diabetes and Cardiovascular	2,076	+3.9%	1,710	+3.8%	366	+4.1%
Established Products	2,568	-1.3%	1,622	-2.6%	946	+0.9%
Consumer Healthcare (CHC)	834	+2.7%	508	+7.0%	326	-3.2%
Generics	468	+0.2%	259	-3.3%	209	+5.1%
Vaccines	1,352	+3.7%	831	+1.4%	521	+7.3%
Total net sales	8,867	+3.4%	6,265	+3.4%	2,602	+3.5%

(6)	See Appendix 11 for definitions of financial indicators.

Net sales by Franchise (€ million)	2016	Change (CER)		Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	5,950	+17.2	%(a)	5,019	+17.3%	931	+16.7	%(b)
Diabetes and Cardiovascular	7,799	-0.4	%(c)	6,397	-2.0%	1,402	+7.2	%(d)
Established Products	10,311	-6.8	%(e)	6,552	-9.5%	3,759	-2.0	%(f)
Consumer Healthcare (CHC)	3,330	-1.6	%(g)	2,092	+2.9%	1,238	-7.9	%(h)
Generics	1,854	+0.7	%(i)	1,069	-0.2%	785	+1.8	%(j)
Vaccines	4,577	+8.8	%(k)	3,099	+7.0%	1,478	+12.4	%(l)
Total net sales	33,821	+1.2	%(m)	24,228	+0.8%	9,593	+2.4	%(n)

(a)	Excluding Venezuela : +17.6%; (b) Excluding Venezuela : +18.8%; (c) Excluding Venezuela : +0.2%; (d) Excluding Venezuela :+10.8%; (e) Excluding Venezuela : -4.9%;
(f)	Excluding Venezuela: +3.8%; (g) Excluding Venezuela: +1.4%; (h) Excluding Venezuela: -0.9%; (i) Excluding Venezuela: +2.5%; (j) Excluding Venezuela: +6.1%;
(k)	Excluding Venezuela: +9.0%; (l) Excluding Venezuela: +13.2%; (m) Excluding Venezuela: +2.6%; (n) Excluding Venezuela: +7.0%.

Pharmaceuticals

Fourth-quarter Pharmaceuticals sales increased 3.4% to €7,515 million driven by Multiple Sclerosis, Rare Disease and Cardiovascular franchises. In 2016, Pharmaceuticals sales were up 0.2% to €29,244 million. Excluding Venezuela, 2016 sales Pharmaceuticals increased 1.6%.

Rare Disease franchise

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Myozyme® / Lumizyme®	192	+15.6%	725	+13.5%
Cerezyme®	184	+7.8%	748	+5.3%
Fabrazyme®	182	+13.9%	674	+14.7%
Aldurazyme®	50	+8.2%	201	+7.7%
Cerdelga®	29	+27.3%	106	+59.1%
Total Rare Diseases	716	+9.7%	2,777	+11.7%

In the fourth quarter, Rare Disease sales increased 9.7% to €716 million driven by the accrual of patients worldwide and strong performance of the franchise in Emerging Markets. In 2016, Rare Disease sales were up 11.7% to €2,777 million.

In the fourth quarter, Gaucher (Cerezyme® and Cerdelga®) sales increased 9.9% to €213 million, driven by Cerezyme® growth in Emerging Markets (up 34.7% to €57 million) and the increasing contribution of Cerdelga® (€29 million, up 27.3%). In 2016, Gaucher sales increased 9.6% to €854 million.

Sales of Fabrazyme® were up 13.9% to €182 million in the fourth quarter, due to a continued accrual of new patients. In 2016, sales of Fabrazyme® were up 14.7% to €674 million.

Fourth-quarter Myozyme®/Lumizyme® sales increased 15.6% to €192 million, mainly due to new patient accruals and increased worldwide diagnosis. In 2016, sales of Myozyme®/Lumizyme® increased 13.5% to €725 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Aubagio®	367	+34.2%	1,295	+49.7%
Lemtrada®	117	+46.9%	425	+79.0%
Total Multiple Sclerosis	484	+37.1%	1,720	+56.1%

Fourth-quarter Multiple Sclerosis (MS) sales increased 37.1% to €484 million, reflecting strong Aubagio® and Lemtrada® performance in the U.S. and Europe as well as the increasing sales contribution from Emerging Markets and the Rest of the World. In 2016, MS sales were up 56.1% to €1,720 million.

In the fourth quarter, Aubagio® sales increased 34.2% to €367 million driven by the U.S. (up 34.5% to €265 million) and Europe (up 31.7% to €79 million). Aubagio® is currently the fastest growing oral disease modifying therapy in the Multiple Sclerosis market with prescription share of 8.8% in the U.S. (IMS NPA TRX –Q4 2016). In 2016, Aubagio® sales were up 49.7% to €1,295 million.

Fourth-quarter Lemtrada® sales increased 46.9% to €117 million, including €67 million in the U.S. (up 50.0%) and €39 million in Europe (up 41.4%). In 2016, Lemtrada® sales were up 79.0% to €425 million.

Oncology franchise

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Jevtana®	92	+8.3%	358	+11.5%
Thymoglobulin®	77	+10.1%	281	+10.9%
Taxotere®	42	-12.2%	179	-17.1%
Eloxatin®	41	-27.6%	170	-21.6%
Mozobil®	41	+5.3%	152	+7.0%
Zaltrap®	15	-16.7%	65	-14.3%
Total Oncology	369	-3.9%	1,453	-2.2%

Fourth-quarter Oncology sales decreased 3.9% to €369 million. Growth of Jevtana®, Thymoglobulin® and Mozobil® was offset by lower Taxotere® and Eloxatin® sales. In 2016, Oncology sales were €1,453 million, down 2.2%.

Jevtana® sales were up 8.3% to €92 million in the fourth quarter led by Europe (up 12.5% to €35 million) and Japan. Full-year Jevtana® sales were up 11.5% to €358 million.

In the fourth quarter, Thymoglobulin® sales were up 10.1% to €77 million supported by the performance in the U.S. (up 16.2% to €43 million). In 2016, Thymoglobulin® sales were up 10.9% to €281 million.

Fourth-quarter Eloxatin® sales were down 27.6% to €41 million reflecting generic competition in Canada. Over the same period, Taxotere® sales decreased 12.2% (to €42 million) due to continuous generic competition in Japan. In 2016, Taxotere® and Eloxatin® sales were down 17.1% (€179 million) and 21.6% (€170 million), respectively.

Diabetes franchise

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Lantus®	1,463	-5.1%	5,714	-9.4%
Toujeo®	238	138.8%	649	ns
Total glargine	1,701	+3.5%	6,363	-1.8%
Apidra®	95	-9.6%	367	-1.1%
Amaryl®	89	-1.1%	362	-3.8%
Insuman®	31	-13.2%	129	-3.5%
BGM (Blood Glucose Monitoring)	16	—	66	+4.8%
Lyxumia®	7	-36.4%	33	-13.2%
Total Diabetes	1,945	+1.9%	7,341	-1.8	%(a)

(a)	Excluding Venezuela: -1.2%;

In the fourth quarter, Diabetes sales increased 1.9% to €1,945 million, including lower Lantus® sales in the U.S. Fourth-quarter U.S. Diabetes sales were up 5.5% to €1,131 million. Sales in Emerging Markets increased 4.1% to €365 million. Sales in Europe were €318 million, a decrease of 5.6%. In 2016, Diabetes sales were €7,341 million, down 1.8%.

Fourth-quarter sales of Sanofi glargine (Lantus® and Toujeo®) increased 3.5% to €1,701 million. In the U.S., Sanofi glargine sales of €1,100 million were up 7.0%. In Europe, Sanofi glargine sales decreased 5.4% to €240 million due to biosimilar competition in several European markets. In 2016, Sanofi glargine sales were €6,363 million, down 1.8%.

Over the quarter, Lantus® sales were €1,463 million down 5.1%. In the U.S., Lantus® sales decreased 1.8% to €931 million mainly reflecting lower average net price and patients switching to Toujeo®. In Europe, fourth-quarter Lantus® sales were €199 million (down 17.4%) due to biosimilar competition and patients switching to Toujeo®. In Emerging Markets, sales were stable at €243 million impacted by lower sales in Russia. In 2016, Lantus® sales were €5,714 million, down 9.4%.

Fourth-quarter Toujeo® sales were €238 million of which €169 million were recorded in the U.S. and €41million in Europe. The global roll-out of this product continues and Toujeo® is available in 45 countries. In Japan, the two-week prescription limit was lifted in September 2016, resulting in a significant increase in market share (10.8% in December 2016- based on IMS basal insulin share market in value). Full-year Toujeo® sales were €649 million (versus €164 million in 2015).

Amaryl® sales were €89 million, down 1.1% in the fourth quarter, of which €73 million were generated in Emerging Markets (up 4.1%). In 2016, Amaryl® sales were €362 million, down 3.8%.

Fourth-quarter Apidra® sales decreased 9.6% to €95 million, reflecting lower sales in the U.S. (down 31.0% to €29 million) and Europe (down 6.1% to €32 million), which offset the performance in Emerging Markets (up 33.3% to €22 million). In 2016, Apidra® sales decreased 1.1% to €367 million.

Since January 2017, Soliqua™ 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection; lixisenatide was in-licensed from Zealand Pharma) has been available in the U.S. Soliqua 100/33 is indicated for the treatment of adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 Units daily) or lixisenatide. Sanofi is offering Soliqua™ 100/33 at a $0 co-pay (see press release from January 4, 2017) for eligible U.S. patients with commercial insurance and is working to secure market access from payers. Sanofi is also offering a tailored support program, Soliqua™ 100/33 COACH, at no cost to patients who have been prescribed the product.

Cardiovascular franchise

Praluent® (alirocumab, collaboration with Regeneron) was launched in the U.S., in a number of European markets and Japan in 2015 and 2016. Fourth-quarter Praluent® sales were €37 million of which €30 million were in the U.S. and €6 million in Europe. Full-year Praluent® sales were €105 million reflecting significant payer utilization management restrictions in the U.S. and limited market access in Europe.

In January 2017, the U.S. District Court for the District of Delaware issued an injunction that requires Sanofi and Regeneron to stop marketing, selling and manufacturing Praluent® in the U.S. starting from February 21, 2017. Until that date, Praluent® remains available in the U.S. Sanofi and Regeneron filed a motion with the United States Court of Appeals for the Federal Circuit to stay (suspend) the injunction pending the appeal of the judgment upholding the validity of Amgen’s patents for antibodies targeting PCSK9 as well as the injunction ruling.

Fourth-quarter and 2016 Multaq® sales were €94 million (up 10.6%) and €353 million (up 3.8%), respectively.

Established Rx Products

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Lovenox®	414	+0.7%	1,636	-1.7	%(a)
Plavix®	363	-20.0%	1,544	-18.8	%(b)
Renvela®/Renagel®	235	-2.5%	922	-1.1%
Aprovel®/Avapro®	163	-1.8%	681	-7.0	%(c)
Synvisc® /Synvisc-One®	111	-4.3%	408	-0.2	%(d)
Myslee®/Ambien®/Stilnox®	79	-11.8%	304	-2.9	%(e)
Allegra®	41	-18.2%	186	-11.9%
Other	1,162	+7.9%	4,630	-5.6	%(f)
Total Established Rx Products	2,568	-1.3%	10,311	-6.8	%(g)

(a)	Excluding Venezuela: -1.1%; (b) Excluding Venezuela: -17.1%; (c) Excluding Venezuela: -0.7%; (d) Excluding Venezuela: +0.5%; (e) Excluding Venezuela: -2.3%;
(f)	Excluding Venezuela: -3.2%; (g) Excluding Venezuela: -4.9%;

In the fourth quarter, Established Rx Products sales decreased 1.3% to €2,568 million, reflecting generic competition to Plavix® in Japan, and the low basis for comparison from the recall of Auvi-Q® in the fourth quarter of 2015. In Emerging Markets, Established Rx Products sales increased 0.9% to €946 million driven by the performance of Lovenox®. In the U.S., Established Rx Products sales increased 22.4% (to €371 million) mainly due to the low basis for comparison from the recall Auvi-Q® in the prior period. In Europe, Established Rx Products sales decreased 3.3% to €911 million. Full-year Established Rx Products sales decreased 6.8% to €10,311 million and 4.9% excluding Venezuela.

Lovenox® sales increased 0.7% to €414 million in the fourth quarter, driven by strong performance in Emerging Markets (up 12.2% to €124 million), which offset the impact of generic competition in the U.S. (down 27.8% to €13 million) and lower sales in Europe (down 1.5% to €255 million). In September, two enoxaparin biosimilars were approved in the European Union. In 2016, Lovenox® sales were €1,636 million, down 1.7%.

In the fourth quarter, Plavix® sales were down 20.0% to €363 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 49.3% to €82 million). In 2016, Plavix® sales decreased 18.8% to €1,544 million.

Fourth-quarter Renvela®/Renagel® sales decreased 2.5% to €235 million. In the U.S. where Sanofi expects generic competition in the first half of 2017, fourth-quarter sales were down 0.5% to €194 million. In Europe, Renvela®/Renagel® sales were down 24.0% to €19 million due to generic competition. Full-year Renvela®/Renagel® sales were down 1.1% to €922 million.

Aprovel®/Avapro® sales were down 1.8% (to €163 million) and down 7.0% (to €681 million) in the fourth quarter and the full year, respectively.

In the fourth quarter of 2015, Sanofi recalled Auvi-Q®/Allerject® in the U.S. and Canada. The negative impact of this recall on sales was -€122 million, which corresponded mainly to the reversal of sales of the product since the beginning of 2015. Sanofi no longer commercializes this product and no sales were recorded in 2016.

Consumer Healthcare

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Allegra®	86	+12.0%	417	-0.2%
Doliprane®	86	+3.6%	309	+2.6%
Essentiale®	45	-18.2%	145	-20.9%
Enterogermina®	36	+2.9%	159	+2.5%
Maalox®	22	—	85	-8.2%
Dorflex®	20	—	75	-2.5%
No Spa®	20	-9.1%	82	—
Lactacyd®	19	-5.0%	80	-25.4%
Magne B6®	18	-5.0%	73	-6.1%
Nasacort®	17	-19.0%	108	-10.7%
Other CHC Products	465	+6.2%	1,797	+1.7%
Total Consumer Healthcare	834	+2.7%	3,330	-1.6	%(a)

(a)	Excluding Venezuela: +1.4%;

In the fourth quarter, Consumer Healthcare (CHC) sales increased 2.7% to €834 million driven by the performance in Europe, reflecting an early cough and cold season, partially offset by lower sales in Russia. Excluding the divestiture of several small products, sales of CHC were up 3.2% in the fourth quarter.

Fourth-quarter CHC sales in the U.S. increased 4.6% to €209 million despite increased competitive environment in the allergy category. In Emerging Markets, sales decreased 3.2% to €326 million reflecting lower sales in Russia due to the challenging local economic situation. In the quarter, sales in Europe were up 9.5% to €229 million due an early start of cough and cold season, mainly in France, despite the divesture of small products. Adjusting for these divestitures, CHC sales in Europe were up 11.1% in the fourth quarter. Full-year CHC sales reached €3,330 million, down 1.6% (up 2.7% excluding Venezuela and the divestiture of several small products).

Sanofi and Boehringer Ingelheim recently announced that the exchange of Sanofi’s animal health business (Merial) and Boehringer Ingelheim’s consumer healthcare (CHC) business was successfully closed in most markets on January 1st 2017. The closing of the disposal of Merial in Mexico and the swap of Merial and CHC in India have been delayed pending receipt of certain regulatory approvals. The transactions in both countries are expected to close early 2017.

Generics

In the fourth quarter, Generics sales increased 0.2% to €468 million driven by Emerging Markets (up 5.1% to €209 million) and Japan, which more than offset for the U.S. (down 6.8% to €43 million) and Europe (down 6.6% to €192 million). In 2016, Generics sales were up 0.7% to €1,854 million (up 2.5% excluding Venezuela).

As announced in our 2020 strategic roadmap, Sanofi has carefully reviewed all options for our Generics business in Europe and recently made the definitive decision to initiate a carve-out process expected to be completed by the end of 2018. Importantly, Sanofi confirms its commitment to Generics in other parts of the world with a greater focus on the Emerging Markets.

Vaccines

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Polio/Pertussis/Hib vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	544	+16.5%	1,495	+12.7%
Influenza vaccines (incl. Vaxigrip® and Fluzone®)	416	-5.3%	1,521	+16.6%
Adult Booster vaccines (incl. Adacel ®)	129	-15.3%	417	-15.5%
Meningitis/Pneumonia vaccines (incl. Menactra®)	118	+3.6%	633	+4.1%
Travel and other endemic vaccines	107	+4.0%	368	-0.8%
Dengvaxia®	5	—	55	—
Other vaccines	33	+21.4%	88	-17.0%

Total Vaccines (consolidated sales)	1,352	+3.7%	4,577	+8.8	%*(a)

*	Comparability based on the new presentation of VaxServe sales (see below)
(a)	Excluding Venezuela: +9.0%;

Fourth quarter consolidated Vaccines sales were up 3.7% to €1,352 million mainly driven by the Polio/Pertussis/Hib (PPH) franchise both in the U.S. (total US sales up 7.8% to €704 million) and in Emerging Markets (total Emerging Markets sales up 7.3% to €521 million) despite early flu shipments in the U.S. in the third quarter. In Europe, vaccines sales were down 46.3% to €44 million mainly reflecting both (i) supply issues with Repevax® and (ii) sales from Sanofi to Sanofi Pasteur MSD deferred to 2017 in connection with the buy-back of inventory as part of the termination of Sanofi Pasteur MSD joint-venture. In 2016, sales of Sanofi Pasteur increased 8.8% to €4,577 million mainly driven by the PPH franchise, the benefits from our flu differentiation strategy and, to a lesser extent, the dengue launch.

In the fourth quarter, Polio/Pertussis/Hib vaccines sales increased 16.5% to €544 million reflecting supply improvements of Pentacel® in the U.S. (€119 million versus €53 million in the fourth quarter of 2015). Customer allocations for Pentacel® were removed in December 2016 and both private and public channels have now full access to Pentacel to meet their needs. In Emerging Markets, PPH sales increased 5.1% to €304 million driven by the growth of Hexaxim®, partially offset by the impact of local market disruption in China. Full-year PPH sales were up 12.7% to €1,495 million.

Fourth-quarter Influenza vaccines sales were down 5.3% to €416 million due to early shipments in the U.S. in the third quarter. Sales of Influenza vaccines were down 14.0% to €280 million in the U.S. in the fourth quarter. In 2016, Influenza vaccines sales increased 16.6% to €1,521 million, reflecting Sanofi Pasteur’s strategy to offer a portfolio of differentiated influenza vaccines. 2016 was a new record year for the Influenza franchise of Sanofi Pasteur.

Adult Booster vaccines sales decreased 15.3% to €129 million in the fourth quarter, as a result of lower sales in Europe due to a Repevax® supply disruption. In the U.S. adult Booster vaccines sales were down 2.0% to €100 million. Full-year sales of Adult Booster vaccines decreased 15.5% to €417 million mainly driven by supply issues with Repevax® and increased competitive pressure towards Adacel® in the US.

Dengvaxia®, the world’s first dengue vaccine, is now approved in 14 countries (Bolivia, Brazil, Cambodia, Costa Rica, El Salvador, Guatemala, Indonesia, Mexico, Paraguay, Peru, Thailand, Singapore Venezuela and the Philippines). As expected, sales of Dengvaxia® were limited (€5 million) in the fourth quarter as no new immunization programs were implemented. These sales were generated in the private market and by the public vaccination program launched in Paraná State in Brazil in the third quarter. In 2016, Dengvaxia® sales were €55 million.

Fourth-quarter Menactra® sales were up 1.0% to €107 million, €93 million of which was generated in the U.S (up 7.1%) reflecting the market leadership of Menactra®. In 2016, sales of Menactra® increased 4.8% to €586 million.

Fourth-quarter and full-year 2016 Travel and other endemic vaccines sales were €107 million (up 4.0%) and €368 million (down 0.8%), respectively.

In the fourth quarter, Sanofi Pasteur MSD, the joint venture with Merck & Co. in Europe, sales (not consolidated) increased 25.5% (on a reported basis) to €301 million. Excluding the 2016 year-end inventories repurchase to both parent companies, sales were flat, the growth of Hexyon® (pediatric hexavalent vaccine) and travel vaccines sales being largely offset by lower Influenza and boosters vaccines sales. In 2016, sales of Sanofi Pasteur MSD were up 14.1% (on a reported basis) to €940 million (including the disposal of 2016 year-end inventories to both parent companies).

As previously announced, on January 2, 2017, Sanofi Pasteur and MSD separated their vaccine joint venture in Europe in order to pursue their own vaccine strategies and integrate their respective European vaccines businesses into their own operations.

Company sales by geographic region

Sanofi sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
United States	3,321	+11.3%	12,391	+5.1%
Emerging Markets(a)	2,602	+3.5%	9,593	+2.4%
of which Latin America	710	+4.2%	2,503	-7.1%
of which Asia	782	-2.8%	3,109	+4.5%
of which Africa, Middle East and South Asia(b)	752	+11.4%	2,764	+9.9%
of which Eurasia(c)	329	+8.4%	1,090	+5.2%
Europe(d)	2,134	-1.7%	8,679	+0.6%
Rest of the World(e)	810	-11.0%	3,158	-13.4%
of which Japan	428	-22.2%	1,688	-24.8%
Total Sanofi sales	8,867	+3.4%	33,821	+1.2%

(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Pakistan, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Fourth-quarter sales in the U.S. increased 11.3% to €3,321 million driven mainly by double digit growth of the multiple sclerosis franchise (up 37.4%) and Established products (up 22.4%), reflecting the low basis for comparison from the impact (-€122 million) of the recall of Auvi-Q® in the fourth quarter of 2015. Growth in the fourth quarter also benefited from the performance of the Rare disease (up 7.7%), Oncology (up 5.0%), CHC (up 4.6%) and Vaccines (up 7.8%) franchises. The U.S. sales performance included growth of diabetes franchise (up 5.5%), aided by a low basis for comparison in the fourth quarter 2015. In 2016, sales in the U.S. increased 5.1% to €12,391 million.

Sales in Emerging Markets increased 3.5% to €2,602 million in the fourth quarter driven by Rare Disease (up 23.5%), Diabetes (up 4.1%), Generics (up 5.1%) and Vaccines (up 7.3%). In the Asia region, fourth-quarter sales decreased 2.8% to €782 million reflecting lower sales in China (down 10.5% to €496 million), primarily impacted by local vaccines market disruption and inventory fluctuation. In Latin America, fourth-quarter sales increased 4.2% to €710 million driven by sales in Argentina and Brazil. Fourth-quarter sales in Brazil increased 5.6% to €244 million supported by performance of Vaccines and Established products. Fourth-quarter sales in the Eurasia region increased 8.4% to €329 million supported by strong growth in Turkey and Ukraine. Over the quarter, sales in Russia returned to growth (up 3.0% to €178 million). In Africa, the Middle-East and South Asia, sales were up 11.4% to €752 million sustained by double digit growth in Middle-East, Africa and India. In 2016, sales in Emerging Markets increased 2.4% to €9,593 million. Excluding Venezuela, 2016 sales in Emerging Markets grew 7.0%. 2016 sales in China, Brazil and Russia were €2,039 million (up 0.5%), €983 million (up 1.7%), €499 million (down 7.1%), respectively.

Fourth-quarter sales in Europe were down 1.7% to €2,134 million. The performance of multiple sclerosis (up 34.8%), Rare disease (up 4.5%) and CHC (up 9.5%) were offset by lower sales in Diabetes (down 5.6%), Established Rx Products (down 3.3%) and Vaccines (down 46.3%). In 2016, sales in Europe increased 0.6% to €8,679 million.

Sales in Japan decreased 22.2% to €428 million in the fourth quarter, impacted by generic Plavix® competition (down 49.3% to €82 million). In Japan, 2016 sales decreased 24.8% to €1,688 million.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the third quarter results on October 28, 2016 include the following:

•	In January 2017, Kevzara™ (sarilumab) was approved in Canada for the treatment of moderate to severe rheumatoid arthritis in adults.

On October 28, 2016, the U.S. Food and Drug Administration (FDA) issued a Complete Response Letter (CRL) regarding the Biologics License Applications (BLA) for sarilumab for the treatment of adult patients with moderately to severely active rheumatoid arthritis. The CRL refers to certain deficiencies identified during a routine good manufacturing practice inspection of the Sanofi Le Trait facility where sarilumab is filled and finished, one of the last steps in the manufacturing process. Satisfactory resolution of these deficiencies is required before the BLA can be approved. Based on review of Sanofi’s responses to the FDA 483 letters as well as proposed corrective actions, the FDA has classified the Le Trait ‘fill and finish’ facility as “acceptable”. Sanofi plans the re-submission of sarilumab U.S. BLA in the first quarter of 2017 subject to successful FDA pre-approval inspection of Le Trait.

•

In December 2016, the European Medicines Agency accepted for review the Marketing Authorization Application for Dupixent® (dupilumab) for the treatment of adults with moderate-to-severe atopic dermatitis (AD) who are candidates for systemic therapy.

•

In November 2016, the FDA approved once-daily Soliqua™ 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) for the treatment of adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 Units daily) or lixisenatide. In January 2017, the European Commission also approved Suliqua™ in combination with metformin for the treatment of adults with type 2 diabetes to improve glycemic control when this has not been provided by metformin alone or metformin combined with another oral glucose lowering medicinal product or with basal insulin.

At the beginning of February 2017, the R&D pipeline contained 44 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 13 are in Phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•	Sotagliflozin, an oral SGLT-1&2 inhibitor, entered into Phase 3 in type 2 diabetes.

•	The Phase 3 program evaluating dupilumab, an anti-IL4Ra monoclonal antibody, in nasal polyposis was initiated.

•	GZ402666 (also referred as neoGAA) entered into Phase 3 for the treatment of Pompe Disease.

•	Isatuximab, an anti-CD38 naked monoclonal antibody, entered Phase 3 development for the treatment of relapsed refractory multiple myeloma.

•

In November, Sanofi and Regeneron announced that the ongoing Praluent® ODYSSEY OUTCOMES trial will continue as planned, based on the recommendation of an independent Data Monitoring Committee (DMC) after a second pre-specified interim analysis was conducted.

•

In November, the results of SARIL-RA-MONARCH, a Phase 3 study, demonstrated the superiority of investigational sarilumab monotherapy versus adalimumab (marketed by AbbVie as Humira®) monotherapy in improving the clinical signs and symptoms in adults with active rheumatoid arthritis. The data were presented at the American College of Rheumatology 2016 Annual Meeting. Top-line results had been announced in March 2016.

Phase 2:

•	SAR439152, a myosin inhibitor, moved into Phase 2 for the treatment of Hypertrophic cardiomyopathy.

•	SAR425899, a GLP-1 / GCGR agonist, entered into Phase 2 in type 2 diabetes.

•	SAR566658, a maytansin-loaded anti-CA6 monoclonal antibody, moved into Phase 2 for the treatment of solid tumors.

•	Shan6, a pediatric hexavalent vaccine from Shantha, entered Phase 2.

•	A vaccine entered Phase 2 against HIV infection for at risk population.

Phase 1:

•	SAR439794, a TLR4 agonist immunomodulator, entered Phase 1 for the treatment of peanut allergy.

•	An inactivated Zika vaccine entered Phase 1.

•	Respiratory Syncytial Virus vaccine for infants entered Phase 1.

Collaboration

On December 28th, 2016, Hanmi and Sanofi entered into an amendment to their initial license agreement executed for the development of a portfolio of long-acting diabetes treatments. Sanofi returned to Hanmi the rights related to the weekly long-acting insulin to primarily focus on development of the weekly GLP-1 (efpeglenatide). Hanmi will take the development lead on the weekly insulin and will assume responsibility for the development of the long-acting weekly efpeglenatide/insulin drug combination for a certain period of time, after which Sanofi will re-assume responsibility for development.

2016 fourth-quarter and full-year financial results(7)

Business Net Income(7)

In the fourth quarter of 2016, Sanofi generated sales of €8,867 million, an increase of 3.3% (up 3.4% at CER). 2016 sales were €33,821 million, down 0.7% (up 1.2% at CER).

Fourth-quarter other revenues increased 31.9% to €310 million and include VaxServe sales of non-Sanofi products (up 62.5% to €221 million) following the change in presentation as of January 1, 2016(7). 2016 other revenues increased 10.7% to €887 million of which €581 million were generated by VaxServe (up 20.5%).

Fourth-quarter Gross Profit increased 4.5% to €6,221 million (up 4.5% at CER). The gross margin ratio improved by 0.8 percentage points to 70.2% versus the fourth quarter of 2015, reflecting mainly the positive impact of Aubagio® and rare disease franchise, the low basis for comparison in the fourth quarter of 2015 from the recall of Auvi-Q® and Medicaid delayed bills related to Lantus® as well as industrial productivity improvements. In 2016, the gross margin ratio improved by 0.7 percentage points to 71.0% versus 2015, driven by the strong performance of Sanofi Genzyme. In 2016, the gross margin ratio of Pharmaceuticals was 72.4%, an improvement of 0.9 percentage points and the gross margin ratio of Vaccines was stable at 62.0%. Sanofi expects its gross margin ratio to be approximatively 70% at CER in 2017.

Research and Development expenses were up 5.4% to €1,437 million, (up 4.7% at CER) in the fourth quarter. This increase reflected the start of several Phase 3 programs especially isatuximab, as well as ongoing Toujeo® studies. In 2016, the ratio of R&D to sales was 0.4 percentage points higher at 15.3% compared to the same period of 2015.

Selling general and administrative expenses (SG&A) increased 4.9% to €2,603 million in the fourth quarter. At CER, SG&A was up 4.8% mainly reflecting pre-launch costs for Kevzara™ and Dupixent™, as well as one-time costs linked to the pre-integration of Boehringer Ingelheim CHC business. The ratio of SG&A to sales increased 0.5 percentage points to 29.4% compared with the fourth quarter of 2015. In 2016, the ratio of SG&A to sales was 0.5 percentage points higher at 28.0% compared with 2015 mainly due to launch costs of new products.

Fourth-quarter other current operating income net of expenses was -€78 million versus €24 million for the same period of 2015. In the fourth quarter of 2016, this line included a foreign exchange loss linked to our operation in Egypt. In 2016, other current operating income net of expenses was -€127 million versus -€208 million in 2015.

The share of profits from associates was €53 million in the fourth quarter versus €31 million for the same period of 2015. The share of profits from associates included Sanofi’s share in Regeneron profit as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe). In 2016, the share of profits from associates was €177 million versus €169 million in 2015.

In the fourth quarter, non-controlling interests were -€32 million versus -€39 million in the fourth quarter of 2015. In 2016, non-controlling interests were -€113 million versus -€126 million in 2015.

Fourth-quarter business operating income was stable at €2,124 million. At CER, business operating income increased 3.7%. The ratio of business operating income to net sales decreased 0.7 percentage point to 24.0% versus the same period of 2015. In 2016, business operating income decreased 0.3% to €9,285 million (or up 3.1% at CER). In 2016, the ratio of business operating income to net sales increased 0.2 percentage point to 27.5%. In 2016, the business operating income ratio of Pharmaceuticals was 26.8%, 0.1 percentage points lower and the business operating income ratio of vaccines improved 1.2 percentage points to 34.4%.

Net financial expenses were €125 million in the fourth quarter versus €73 million in the fourth quarter of 2015 which included disposals and reassessments of financial assets. Full-year net financial expenses were €399 million versus €381 million in 2015.

Fourth-quarter effective tax rate (without Animal Health) was 24.0% compared with 17.4% in 2015. The 2015 tax reflected the effects of the modification in France of the taxation of dividend. In 2016, the effective tax rate was 23.3% versus 21.7% in 2015.

Fourth-quarter and full-year 2016 business net income of Merial was €81 million (versus €17 million in the same period of 2015) and €476 million (versus €368 million in 2015), respectively.

(7)

See Appendix 4 for 2016 fourth-quarter and 2016 Consolidated income statement; see Appendix 11 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

Fourth-quarter business net income(7) decreased 6.0% to €1,606 million (down 2.9% at CER). In 2016, business net income decreased 0.9% to €7,308 million, (up 2.5% at CER).

In the fourth quarter of 2016, business earnings per share(7) (EPS) decreased 4.6% to €1.25 on a reported basis and 1.5% at CER. The average number of shares outstanding was 1,282.9 million in the fourth quarter of 2016 versus 1,304.9 million in the fourth quarter of 2015. In 2016, business earnings per share(7) was €5.68, up 0.7% on a reported basis and up 4.1% at CER. The average number of shares outstanding was 1,286.6 million in 2016 versus 1,306.2 million in 2015.

Cost savings

In 2016, Sanofi delivered approximately €650 million of cost savings which was largely reinvested to support growth initiatives. Sanofi expects that cost savings will reach €1.3 billion in 2017 and the company confirms that it remains on track to deliver at least €1.5 billion of cost savings by 2018.

2017 guidance

Sanofi expects 2017 Business EPS to be stable to -3% at CER, barring unforeseen major adverse events, consistent with its previously announced Strategic Roadmap guidance for the 2016-17 period. Applying the average December 2016 exchange rates, the currency impact on 2017 Business EPS is estimated to be +3% to +4%.

Dividend

The Board of Directors convened on February 7, 2017, and proposed a dividend of €2.96 per share.

From business net income to IFRS net income reported (see Appendix 3)

In 2016, the main reconciling items between business net income and IFRS net income reported were:

•

A €1,692 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €482 million and Genzyme: €866 million) and to acquired intangible assets (licenses/products: €142 million). A €412 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €103 million and Genzyme: €219 million), and to acquired intangible assets (licenses/products: €38 million) was booked in the fourth quarter. These items have no cash impact on the Company.

•

An impairment of intangible assets of €192 million (of which €119 recorded in the fourth quarter which included an impairment linked to Apleway/tofogliflozin in Japan). This item has no cash impact on the Company. The fourth quarter of 2015 included an impairment of intangible assets of €533 million mainly linked to Afrezza®, rotavirus vaccine and Auvi-Q®.

•

An impairment of €457 million related to Alnylam investment (of which €296 million recorded in the fourth quarter) for the difference between the market value based on the stock price as of December 31, 2016 and historical cost. On October 5, 2016, Alnylam announced the decision to end revusiran development program leading to a drop in the Alnylam stock price.

•

A charge of €135 million (of which €41 million in the fourth quarter) mainly reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €78 million, of which €17 million in the fourth quarter) and CVR fair value adjustment (charge of €58 million, of which €24 million in the fourth quarter).

•	Restructuring costs and similar items of €879 million (including €189 million in the fourth quarter) mainly related to the organizational transformation program in France and worldwide.

•

A €841 million tax effect arising from the items listed above, comprising €647 million of deferred taxes generated by amortization charged against intangible assets, €95 million associated with restructuring costs and similar items, €47 million associated with impairment of intangible assets and €24 million associated with fair value remeasurement of contingent consideration liabilities. The fourth quarter tax effect was €95 million, including €197 million of deferred taxes on amortization charged against intangible assets, -€139 million associated with restructuring costs and similar items, €24 million associated with impairment of intangible asset (see Appendix 3). In the fourth quarter, these effects included the change in tax rates (mainly in France).

(7)

See Appendix 4 for 2016 fourth-quarter and 2016 Consolidated income statement; see Appendix 11 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

•

In “Share of profits/losses from associates and joint-ventures”, an income of €9 million net of tax (which included a charge of €9 million related to fourth quarter of 2016), mainly relating to the share of fair value remeasurement on assets and liabilities of associates and the share of amortization of intangible assets of acquired associates and joint-ventures. This item has no cash impact on the Company.

•	A tax of €113 million on dividends paid to shareholders of Sanofi.

•

In Animal Health items, a net expense of €162 million (which included a net expense of €63 million related to the fourth quarter of 2016), mainly relating to a tax expense arising from the preparation steps of the exchange transaction with Boehringer Ingelheim and to the change in deferred tax charge resulting from taxable temporary differences relating to investments in subsidiaries since it is likely that these differences will reverse.

Capital Allocation

In 2016, net cash generated by operating activities decreased 4.1% to €7,798 million after capital expenditures of €1,486 million and an increase in working capital of €610 million. This net cash flow partially funded acquisitions and partnerships net of disposals (€936 million), restructuring costs and similar items (€729 million), the dividend paid by Sanofi (€3,759 million) and higher share repurchases (€2,908 million) in anticipation of the cash to be received as part of the asset swap with Boehringer Ingelheim. As a consequence, net debt increased from €7,254 million at December 31, 2015 to €8,206 million (excluding Merial) at December 31, 2016 (amount net of €10,273 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Financial statements are not audited. The audit procedures by the Statutory Auditors are underway.

List of appendices

Appendix 1:	2016 fourth-quarter net sales by GBU, franchise, geographic region and product

Appendix 2:	2016 Fourth-quarter and 2016 Business net income statement

Appendix 3:	Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

Appendix 4:	2016 fourth quarter and 2016 consolidated income statement

Appendix 5	Animal Health: 2016 fourth quarter and 2016 sales and business operating income

Appendix 6	Change in net debt

Appendix 7:	Simplified consolidated balance sheet

Appendix 8:	Currency sensitivity

Appendix 9:	R&D pipeline

Appendix 10:	Expected R&D milestones

Appendix 11:	Definitions of non-GAAP financial indicators

Appendix 1: 2016 fourth-quarter net sales by GBU, franchise, geographic region and product

Q4 2016 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	357	34.1%	35.2%	79	31.7%	265	34.5%	13	40.0%	10	37.5%	367	34.2%	34.9%
Lemtrada	112	44.9%	43.6%	39	41.4%	67	50.0%	6	20.0%	5	100.0%	117	46.9%	44.4%
Total MS	469	36.5%	37.1%	118	34.8%	332	37.4%	19	33.3%	15	54.5%	484	37.1%	37.1%

Cerezyme	127	-2.3%	-3.1%	70	-1.4%	46	-2.1%	11	-8.3%	57	34.7%	184	7.8%	2.2%
Cerdelga	29	27.3%	31.8%	5	66.7%	23	21.1%	1	—	0	—	29	27.3%	31.8%
Myozyme	162	11.8%	12.5%	80	7.8%	66	18.2%	16	8.3%	30	39.1%	192	15.6%	15.0%
Fabrazyme	165	13.5%	17.0%	40	13.9%	95	13.4%	30	13.0%	17	17.6%	182	13.9%	15.2%
Aldurazyme	35	5.7%	0.0%	18	0.0%	11	0.0%	6	40.0%	15	14.3%	50	8.2%	2.0%
Total Rare Disease	589	6.8%	7.9%	228	4.5%	270	7.7%	91	10.7%	127	23.5%	716	9.7%	8.5%

Taxotere	10	-23.1%	-23.1%	1	-50.0%	1	-116.7%	8	-52.9%	32	-8.3%	42	-12.2%	-14.3%
Jevtana	87	10.4%	13.0%	35	12.5%	39	5.7%	13	20.0%	5	-14.3%	92	8.3%	9.5%
Eloxatine	9	-67.9%	-67.9%	1	0.0%	0	-100.0%	8	-61.9%	32	10.0%	41	-27.6%	-29.3%
Thymoglobulin	59	9.4%	11.3%	9	0.0%	43	16.2%	7	-16.7%	18	12.5%	77	10.1%	11.6%
Mozobil	40	8.6%	14.3%	10	-9.1%	27	23.8%	3	-33.3%	1	-33.3%	41	5.3%	7.9%
Zaltrap	14	-17.6%	-17.6%	11	-15.4%	3	-40.0%	0	-100.0%	1	0.0%	15	-16.7%	-16.7%
Total Oncology	277	-4.9%	-2.1%	78	0.0%	150	5.0%	49	-34.4%	92	-1.0%	369	-3.9%	-3.1%

Sanofi Genzyme (Specialty Care)	1,335	12.6%	14.0%	424	10.4%	752	18.4%	159	-5.3%	234	14.3%	1,569	12.9%	12.6%
Lantus	1,220	-6.2%	-5.0%	199	-17.4%	931	-1.8%	90	-18.3%	243	0.0%	1,463	-5.1%	-4.8%
Toujeo	223	136.6%	139.8%	41	263.6%	169	111.4%	13	333.3%	15	180.0%	238	138.8%	142.9%
Apidra	73	-18.6%	-15.1%	32	-6.1%	29	-31.0%	12	-9.1%	22	33.3%	95	-9.6%	-8.7%
Amaryl	16	-20.0%	-20.0%	6	-16.7%	1	—	9	-28.6%	73	4.1%	89	-1.1%	-5.3%
Insuman	20	-8.7%	-13.0%	19	-9.1%	1	—	0	-100.0%	11	-20.0%	31	-13.2%	-18.4%
Toujeo	223	136.6%	139.8%	41	263.6%	169	111.4%	13	333.3%	15	180.0%	238	138.8%	142.9%
Total Diabetes	1,580	1.4%	2.8%	318	-5.6%	1,131	5.5%	131	-12.7%	365	4.1%	1,945	1.9%	2.2%

Multaq	93	10.8%	12.0%	10	-8.3%	81	15.7%	2	-100.0%	1	0.0%	94	10.6%	10.6%
Praluent	37	640.0%	640.0%	6	500.0%	30	500.0%	1	-200.0%	0	—	37	640.0%	640.0%
Total Cardiovascular	130	46.6%	47.7%	16	30.8%	111	48.0%	3	—	1	0.0%	131	45.6%	45.6%

Diabetes & Cardiovascular	1,710	3.8%	5.2%	334	-4.2%	1,242	8.3%	134	-12.0%	366	4.1%	2,076	3.9%	4.2%
Plavix	363	-20.0%	-20.2%	37	-13.6%	0	—	97	-45.6%	229	-5.1%	363	-20.0%	-20.2%
Lovenox	414	0.7%	-1.2%	255	-1.5%	13	-27.8%	22	-8.3%	124	12.2%	414	0.7%	-1.2%
Renagel / Renvela	235	-2.5%	-1.7%	19	-24.0%	194	-0.5%	8	-11.1%	14	16.7%	235	-2.5%	-1.7%
Aprovel	163	-1.8%	-4.1%	29	-18.9%	4	33.3%	32	-3.2%	98	4.0%	163	-1.8%	-4.1%
Allegra	41	-18.2%	-6.8%	2	-50.0%	0	—	39	-16.7%	0	—	41	-18.2%	-6.8%
Myslee / Ambien / Stilnox	79	-11.8%	-7.1%	11	-8.3%	24	0.0%	30	-27.0%	14	8.3%	79	-11.8%	-7.1%
Synvisc / Synvisc One	111	-4.3%	-4.3%	9	12.5%	84	-9.8%	3	-20.0%	15	36.4%	111	-4.3%	-4.3%
Depakine	108	7.8%	4.9%	40	0.0%	0	—	5	50.0%	63	11.9%	108	7.8%	4.9%
Tritace	59	-6.3%	-7.8%	37	-9.8%	0	—	1	—	21	-4.3%	59	-6.3%	-7.8%
Lasix	34	0.0%	-2.9%	18	-5.3%	0	-100.0%	2	0.0%	14	14.3%	34	0.0%	-2.9%
Targocid	35	0.0%	-2.8%	16	-15.0%	0	—	2	100.0%	17	13.3%	35	0.0%	-2.8%
Orudis	26	-16.1%	-16.1%	4	0.0%	0	—	2	100.0%	20	-24.0%	26	-16.1%	-16.1%
Cordarone	29	-6.5%	-6.5%	7	-25.0%	0	—	8	0.0%	14	0.0%	29	-6.5%	-6.5%
Xatral	24	4.3%	4.3%	9	0.0%	0	—	2	0.0%	13	7.7%	24	4.3%	4.3%
Other Rx Drugs	847	11.5%	11.0%	418	0.7%	52	-256.3%	87	14.3%	290	-2.7%	847	11.5%	11.0%
Total Established Rx Products	2,568	-1.3%	-1.8%	911	-3.3%	371	22.4%	340	-19.9%	946	0.9%	2,568	-1.3%	-1.8%

Generics	468	0.2%	0.2%	192	-6.6%	43	-6.8%	24	57.1%	209	5.1%	468	0.2%	0.2%

Total Emerging Markets Specialty Care	234	14.3%	4.9%							234	14.3%

Total Emerging Markets Diabetes & Cardiovascular	366	4.1%	-0.5%							366	4.1%

General Medicines & Emerging Markets	3,636	0.4%	-1.0%	1,103	-3.9%	414	18.7%	364	-17.5%	1,755	3.8%
Consumer Healthcare	834	2.7%	3.1%	229	9.5%	209	4.6%	70	6.5%	326	-3.2%	834	2.7%	3.1%

Total Pharmaceuticals	7,515	3.4%	3.3%	2,090	0.0%	2,617	12.3%	727	-12.0%	2,081	2.6%	7,515	3.4%	3.3%

Polio / Pertussis / Hib	544	16.5%	16.7%	24	-30.3%	166	89.5%	50	-9.8%	304	5.1%	544	16.5%	16.7%
Adult Booster Vaccines	129	-15.3%	-14.0%	7	-75.0%	100	-2.0%	4	0.0%	18	0.0%	129	-15.3%	-14.0%
Meningitis/Pneumonia	118	3.6%	5.4%	1	0.0%	93	7.1%	4	33.3%	20	-13.0%	118	3.6%	5.4%
Influenza Vaccines	416	-5.3%	-7.6%	6	-60.0%	280	-14.0%	7	50.0%	123	25.7%	416	-5.3%	-7.6%
Travel and other endemic Vaccines	107	4.0%	7.0%	5	-33.3%	35	40.0%	15	27.3%	52	-12.1%	107	4.0%	7.0%
Dengue	5	—	—	0	—	0	—	0	—	5	—	5	—	—
Vaccines	1,352	3.7%	3.5%	44	-46.3%	704	7.8%	83	-1.3%	521	7.3%	1,352	3.7%	3.5%
Total Group	8,867	3.4%	3.3%	2,134	-1.7%	3,321	11.3%	810	-11.0%	2,602	3.5%	8,867	3.4%	3.3%

Appendix 1: 2016 net sales by GBU, franchise, geographic region and product

2016 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	1,261	49.0%	48.9%	308	56.9%	908	46.6%	45	46.9%	34	75.0%	1,295	49.7%	48.7%
Lemtrada	407	77.7%	74.7%	151	73.6%	233	82.0%	23	64.3%	18	110.0%	425	79.0%	74.9%
Total MS	1,668	55.2%	54.4%	459	62.2%	1,141	52.7%	68	52.2%	52	85.3%	1,720	56.1%	54.4%

Cerezyme	509	-3.9%	-4.3%	280	0.0%	181	-10.0%	48	-2.1%	239	27.1%	748	5.3%	-1.2%
Cerdelga	106	59.1%	60.6%	17	183.3%	85	41.7%	4	—	0	—	106	59.1%	60.6%
Myozyme	623	12.4%	12.1%	327	8.5%	240	16.6%	56	20.5%	102	20.2%	725	13.5%	11.5%
Fabrazyme	606	13.4%	14.6%	156	13.6%	345	12.8%	105	15.5%	68	25.4%	674	14.7%	13.9%
Aldurazyme	141	4.4%	2.9%	75	2.7%	42	5.0%	24	9.1%	60	15.5%	201	7.7%	3.1%
Total Rare Disease	2,270	9.1%	9.4%	922	8.6%	1,014	9.4%	334	9.8%	507	22.9%	2,777	11.7%	8.9%

Taxotere	49	-41.3%	-38.8%	4	-42.9%	4	-500.0%	41	-47.3%	130	-3.5%	179	-17.1%	-19.4%
Jevtana	335	12.9%	13.9%	139	0.0%	152	18.9%	44	53.8%	23	-3.7%	358	11.5%	11.5%
Eloxatine	36	-61.9%	-62.9%	4	0.0%	0	-100.0%	32	-60.7%	134	8.5%	170	-21.6%	-25.1%
Thymoglobulin	222	7.8%	8.3%	38	-2.5%	160	10.3%	24	10.0%	59	23.5%	281	10.9%	9.8%
Mozobil	145	10.7%	10.7%	42	4.9%	95	14.5%	8	0.0%	7	-33.3%	152	7.0%	6.3%
Zaltrap	61	-16.2%	-17.6%	47	-7.8%	14	-33.3%	0	-50.0%	4	33.3%	65	-14.3%	-15.6%
Total Oncology	1,081	-3.9%	-3.5%	326	-2.4%	582	6.4%	173	-30.3%	372	2.9%	1,453	-2.2%	-3.4%

Sanofi Genzyme (Specialty Care)	5,019	17.3%	17.4%	1,707	16.4%	2,737	23.2%	575	-3.4%	931	16.7%	5,950	17.2%	15.1%
Lantus	4,761	-12.1%	-12.1%	878	-10.3%	3,528	-12.5%	355	-12.9%	953	6.0%	5,714	-9.4%	-10.6%
Toujeo	630	295.6%	296.2%	120	566.7%	475	246.0%	35	775.0%	19	260.0%	649	294.5%	295.7%
Apidra	286	-8.4%	-7.1%	127	2.4%	115	-20.7%	44	2.6%	81	32.4%	367	-1.1%	-2.4%
Amaryl	70	-19.3%	-15.7%	27	3.8%	3	50.0%	40	-32.7%	292	0.3%	362	-3.8%	-7.9%
Insuman	85	-11.3%	-12.4%	82	-11.7%	3	50.0%	0	-100.0%	44	13.6%	129	-3.5%	-8.5%
Total Diabetes	5,946	-3.8%	-3.7%	1,319	-0.4%	4,127	-4.6%	500	-6.5%	1,395	7.0%	7,341	-1.8%	-3.2%

Multaq	347	3.6%	3.6%	44	2.3%	299	4.2%	4	-25.0%	6	16.7%	353	3.8%	3.5%
Praluent	104	1055.6%	1055.6%	18	1700.0%	85	855.6%	1	-100.0%	1	—	105	1066.7%	1066.7%
Total Cardiovascular	451	31.1%	31.1%	62	40.0%	384	30.1%	5	0.0%	7	33.3%	458	31.1%	30.9%

Diabetes & Cardiovascular	6,397	-2.0%	-1.8%	1,381	0.9%	4,511	-2.3%	505	-6.5%	1,402	7.2%	7,799	-0.4%	-1.7%
Plavix	1,544	-18.8%	-20.0%	162	-11.4%	1	0.0%	411	-50.0%	970	3.4%	1,544	-18.8%	-20.0%
Lovenox	1,636	-1.7%	-4.8%	1,027	-1.1%	54	-29.9%	93	-2.1%	462	1.6%	1,636	-1.7%	-4.8%
Renagel / Renvela	922	-1.1%	-1.4%	82	-31.4%	764	5.5%	33	6.5%	43	-23.3%	922	-1.1%	-1.4%
Aprovel	681	-7.0%	-10.6%	127	-13.5%	15	0.0%	127	-7.9%	412	-4.8%	681	-7.0%	-10.6%
Allegra	186	-11.9%	-4.1%	9	-18.2%	0	—	177	-11.5%	0	—	186	-11.9%	-4.1%
Myslee / Ambien / Stilnox	304	-2.9%	-0.7%	44	-6.4%	84	13.5%	120	-16.0%	56	9.3%	304	-2.9%	-0.7%
Synvisc / Synvisc One	408	-0.2%	-1.2%	33	3.1%	313	-2.8%	14	-12.5%	48	20.9%	408	-0.2%	-1.2%
Depakine	416	3.3%	-1.4%	161	-1.2%	0	—	15	7.1%	240	6.3%	416	3.3%	-1.4%
Tritace	245	-7.7%	-10.6%	154	-4.9%	0	—	4	-20.0%	87	-11.3%	245	-7.7%	-10.6%
Lasix	148	-6.2%	-8.6%	75	-2.6%	0	-100.0%	19	-34.6%	54	7.1%	148	-6.2%	-8.6%
Targocid	149	-3.8%	-6.9%	74	-8.4%	0	—	7	-25.0%	68	4.3%	149	-3.8%	-6.9%
Orudis	103	-30.1%	-34.0%	17	-5.3%	0	—	7	50.0%	79	-36.1%	103	-30.1%	-34.0%
Cordarone	122	-4.6%	-6.2%	28	-6.7%	0	—	31	-9.4%	63	-1.5%	122	-4.6%	-6.2%
Xatral	100	8.4%	5.3%	38	0.0%	0	—	4	-20.0%	58	17.3%	100	8.4%	5.3%
Other Rx Drugs	3,347	-5.9%	-7.9%	1,611	-4.1%	259	-16.6%	358	-5.7%	1,119	-5.8%	3,347	-5.9%	-7.9%
Total Established Rx Products	10,311	-6.8%	-8.7%	3,642	-4.8%	1,490	-2.4%	1,420	-25.7%	3,759	-2.0%	10,311	-6.8%	-8.7%

Generics	1,854	0.7%	-3.3%	802	-0.7%	175	1.8%	92	1.2%	785	1.8%	1,854	0.7%	-3.3%

Total Emerging Markets Specialty Care	931	16.7%	4.3%							931	16.7%

Total Emerging Markets Diabetes & Cardiovascular	1,402	7.2%	-0.8%							1,402	7.2%

General Medicines & Emerging Markets	14,498	-3.3%	-6.6%	4,444	-4.1%	1,665	-1.9%	1,512	-24.5%	6,877	2.5%
Consumer Healthcare	3,330	-1.6%	-4.6%	879	0.0%	938	3.8%	275	9.9%	1,238	-7.9%	3,330	-1.6%	-4.6%

Total Pharmaceuticals	29,244	0.2%	-1.9%	8,411	0.8%	9,851	4.3%	2,867	-15.2%	8,115	0.8%	29,244	0.2%	-1.9%

Polio / Pertussis / Hib	1,495	12.7%	10.9%	105	16.7%	405	2.5%	153	9.3%	832	18.2%	1,495	12.7%	10.9%
Adult Booster Vaccines	417	-15.5%	-15.9%	44	-29.0%	302	-16.4%	23	20.0%	48	-7.4%	417	-15.5%	-15.9%
Meningitis/Pneumonia	633	4.1%	3.1%	5	66.7%	518	4.6%	16	88.9%	94	-7.5%	633	4.1%	3.1%
Influenza Vaccines	1,521	16.6%	15.1%	83	-13.5%	1,117	24.4%	39	8.3%	282	3.7%	1,521	16.6%	15.1%
Travel And other endemic Vaccines	368	-0.8%	-1.9%	26	-13.3%	126	13.5%	50	-5.7%	166	-6.1%	368	-0.8%	-1.9%
Dengue	55	—	—	0	—	0	—	0	—	55	—	55	—	—
Vaccines	4,577	8.8%	7.4%	268	-5.3%	2,540	8.3%	291	8.9%	1,478	12.4%	4,577	8.8%	7.4%
Total Group	33,821	1.2%	-0.7%	8,679	0.6%	12,391	5.1%	3,158	-13.4%	9,593	2.4%	33,821	1.2%	-0.7%

Appendix 2: 2016 Fourth-quarter and 2016 Business net income statement

Fourth Quarter 2016	Pharmaceuticals			Vaccines			Others		Group
€ million	Q4 2016	Q4 2015	Change	Q4 2016	Q4 2015	Change	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Change

Net sales	7,515	7,277	3.3%	1,352	1,306	3.5%			8,867	8,583	3.3%

Other revenues (1)	83	91	(8.8%)	227	144	57.6%			310	235	31.9%

Cost of sales	(2,210)	(2,195)	0.7%	(746)	(670)	11.3%			(2,956)	(2,865)	3.2%

As % of net sales	(29.4%)	(30.2%)		(55.2%)	(51.3%)				(33.3%)	(33.4%)

Gross profit	5,388	5,173	4.2%	833	780	6.8%			6,221	5,953	4.5%

As % of net sales	71.7%	71.1%		61.6%	59.7%				70.2%	69.4%

Research and development expenses	(1,292)	(1,214)	6.4%	(145)	(150)	(3.3%)			(1,437)	(1,364)	5.4%

As % of net sales	(17.2%)	(16.7%)		(10.7%)	(11.5%)				(16.2%)	(15.9%)

Selling and general expenses	(2,401)	(2,276)	5.5%	(202)	(206)	(1.9%)			(2,603)	(2,482)	4.9%

As % of net sales	(31.9%)	(31.3%)		(14.9%)	(15.8%)				(29.4%)	(28.9%)

Other current operating income/expenses	(28)	46		(14)	25		(36)	(47)	(78)	24

Share of profit/loss of associates* and joint-ventures	41	28		12	3				53	31

Net income attributable to non-controlling interests	(31)	(39)		(1)	—				(32)	(39)

Business operating income	1,677	1,718	(2.4%)	483	452	6.9%	(36)	(47)	2,124	2,123	0.0%

As % of net sales	22.3%	23.6%		35.7%	34.6%				24.0%	24.7%

Financial income and expenses									(125)	(73)

Income tax expense									(474)	(358)

Tax rate**									24.0%	17.4%

Business net income excl. Animal Health business									1,525	1,692	(9.9%)

As % of net sales									17.2%	19.7%

Business Net Income of Animal Health business									81	17	376.5%

Business Net Income									1,606	1,709	(6.0%)

Business Earnings / share excluding Animal Health business*** (in euros)									1.19	1.30	(8.5%)

Business earnings / share*** (in euros)									1.25	1.31	(4.6%)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests (excluding Animal Health business).
***	Based on an average number of shares outstanding of 1,282.9 million in the fourth quarter of 2016 and 1,304.9 million in the fourth quarter of 2015.
(1)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

2016	Pharmaceuticals			Vaccines			Others		Group
€ million	2016	2015	Change	2016	2015	Change	2016	2015	2016	2015	Change

Net sales	29,244	29,799	(1.9%)	4,577	4,261	7.4%			33,821	34,060	(0.7%)

Other revenues (1)	274	288	(4.9%)	613	513	19.5%			887	801	10.7%

Cost of sales	(8,349)	(8,788)	(5.0%)	(2,353)	(2,131)	10.4%			(10,702)	(10,919)	(2.0%)

As % of net sales	(28.5%)	(29.5%)		(51.4%)	(50.0%)				(31.6%)	(32.1%)

Gross profit	21,169	21,299	(0.6%)	2,837	2,643	7.3%			24,006	23,942	0.3%

As % of net sale	72.4%	71.5%		62.0%	62.0%				71.0%	70.3%

Research and development expenses	(4,618)	(4,530)	1.9%	(554)	(552)	0.4%			(5,172)	(5,082)	1.8%

As % of net sales	(15.8%)	(15.2%)		(12.1%)	(13.0%)				(15.3%)	(14.9%)

Selling and general expenses	(8,743)	(8,656)	1.0%	(743)	(726)	2.3%			(9,486)	(9,382)	1.1%

As % of net sales	(29.9%)	(29.0%)		(16.2%)	(17.0%)				(28.0%)	(27.5%)

Other current operating income/expenses	(1)	(121)		(14)	27		(112)	(114)	(127)	(208)

Share of profit/loss of associates* and joint-ventures	129	146		48	23				177	169

Net income attributable to non-controlling interests	(112)	(125)		(1)	(1)				(113)	(126)

Business operating income	7,824	8,013	(2.4%)	1,573	1,414	11.2%	(112)	(114)	9,285	9,313	(0.3%)

As % of net sales	26.8%	26.9%		34.4%	33.2%				27.5%	27.3%

Financial income and expenses									(399)	(381)

Income tax expense									(2,054)	(1,929)

Tax rate**									23.3%	21.7%

Business net income excl. Animal Health business									6,832	7,003	(2.4%)

As % of net sales									20.2%	20.6%

Business net income of Animal Health business									476	368	29.3%

Business Net Income									7,308	7,371	(0.9%)

Business earnings / share excluding Animal Health business*** (in euros)									5.31	5.36	(0.9%)

Business earnings / share*** (in euros)									5.68	5.64	0.7%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests (excluding Animal Health business).
***	Based on an average number of shares outstanding of 1,286.6 million in 2016 and 1,306.2 million in 2015.
(1)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q4 2016 (1)	Q4 2015 (1)	Change

Business net income	1,606	1,709	(6.0%)

Amortization of intangible assets (2)	(412)	(695)

Impairment of intangible assets	(119)	(533)

Fair value remeasurement of contingent consideration liabilities	(41)	(108)

Restructuring costs and similar items	(189)	(359)

Impairment loss on Alnylam investment	(296)	—

Other gains and losses, and litigation (3)	211	—

Tax effect of items listed above (4):	95	601

Amortization of intangible assets	197	256

Impairment of intangible assets	24	175

Fair value remeasurement of contingent consideration liabilities	1	46

Restructuring costs and similar items	(139)	124

Other tax effects	12	—

Other tax items	—	—

Share of items listed above attributable to non-controlling interests	11	20

Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	(9)	(59)

Animal Health items (5)	(63)	(242)

Other Sanofi Pasteur MSD items (6)	(4)	—

Net income attributable to equity holders of Sanofi	790	334	136.5%

IFRS earnings per share(7) (in euros)	0.62	0.26

(1)	Animal Health business reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €374 million in the fourth quarter of 2016 and €423 million in the fourth quarter of 2015.

(3)	Gain on Sanofi Pasteur MSD investment in associates and joint-ventures upon termination of the joint-venture.
(4)

This lines includes the impact on deferred tax assets and liabilities coming from the reconciliation items (in particular amortization and impairment of intangible assets and restructuring costs) following the change in tax rates, mainly in France (28% standard rate effective as of January 1, 2020).

(5)

Includes the following items: impact of the elimination of depreciation and impairment of Property, Plant & Equipment included in Business Net Income from the IFRS 5 application date, impact of the amortization and impairment of intangible assets until IFRS 5 application date, costs incurred as a result of the divestment, as well as tax effect of these items.

(6)

Includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.

(7)	Based on an average number of shares outstanding of 1,282.9 million in the fourth quarter of 2016 and 1,304.9 million in the fourth quarter of 2015.

€ million	2016 (1)	2015 (1)	Change

Business net income	7,308	7,371	(0.9%)

Amortization of intangible assets (2)	(1,692)	(2,137)

Impairment of intangible assets	(192)	(767)

Fair value remeasurement of contingent consideration liabilities	(135)	53

Restructuring costs and similar items	(879)	(795)

Impairment loss on Alnylam investment	(457)	—

Other gains and losses, and litigation (3)	211	—

Tax effect of items listed above(4):	841	1,331

Amortization of intangible assets	647	757

Impairment of intangible assets	47	262

Fair value remeasurement of contingent consideration liabilities	24	39

Restructuring costs and similar items	95	273

Other tax effect	28	—

Other tax items	(113)	(111)

Share of items listed above attributable to non-controlling interests	22	25

Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	9	(191)

Animal Health items (5)	(162)	(492)

Other Sanofi Pasteur MSD items (6)	(52)	—

Net income attributable to equity holders of Sanofi	4,709	4,287	9.8%

IFRS earnings per share (7) (in euros)	3.66	3.28

(1)	Animal Health business reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,550 million in 2016 and €1,770 million 2015.
(3)	Gain on Sanofi Pasteur MSD investment in associates and joint-ventures upon termination of the joint-venture.
(4)

This lines includes the impact on deferred tax assets and liabilities coming from the reconciliation items (in particular amortization and impairment of intangible assets and restructuring costs) following the change in tax rates, mainly in France (28% standard rate effective as of January 1, 2020) and in Japan.

(5)

Includes the following items: impact of the elimination of depreciation and impairment of Property, Plant & Equipment included in Business Net Income from IFRS 5 application date, impact of the amortization and impairment of intangible assets until IFRS 5 application date, costs incurred as a result of the divestment, as well as tax effect of these items.

(6)

Includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.

(7)	Based on an average number of shares outstanding of 1,286.6 million in 2016 and 1,306.2 million in 2015.

Appendix 4: Consolidated income statements

€ million	Q4 2016 (1)	Q4 2015 (1)(2)	2016 (1)	2015 (1)(2)

Net sales	8,867	8,583	33,821	34,060

Other revenues	310	235	887	801

Cost of sales	(2,956)	(2,865)	(10,702)	(10,919)

Gross profit	6,221	5,953	24,006	23,942

Research and development expenses	(1,437)	(1,364)	(5,172)	(5,082)

Selling and general expenses	(2,603)	(2,482)	(9,486)	(9,382)

Other operating income	56	145	355	254

Other operating expenses	(134)	(121)	(482)	(462)

Amortization of intangible assets	(412)	(695)	(1,692)	(2,137)

Impairment of intangible assets	(119)	(533)	(192)	(767)

Fair value remeasurement of contingent consideration liabilities	(41)	(108)	(135)	53

Restructuring costs and similar items	(189)	(359)	(879)	(795)

Other gains and losses and litigation	211	—	211	—

Operating income	1,553	436	6,534	5,624

Financial expenses	(422)	(172)	(924)	(559)

Financial income	1	99	68	178

Income before tax and associates and joint ventures	1,132	363	5,678	5,243

Income tax expense	(369)	243	(1,326)	(709)

Share of profit/loss of associates and joint ventures	30	(28)	134	(22)

Net income excluding the held for exchange Animal Health business	793	578	4,486	4,512

Net income from the held for exchange Animal Health business	18	(225)	314	(124)

Net income	811	353	4,800	4,388

Net income attributable to non-controlling interests	21	19	91	101

Net income attributable to equity holders of Sanofi	790	334	4,709	4,287

Average number of shares outstanding (million)	1,282.9	1,304.9	1,286.6	1,306.2

Earnings per share (in euros) excluding the held for exchange Animal Health business	0.60	0.43	3.42	3.38

IFRS earnings per share (in euros)	0.62	0.26	3.66	3.28

(1)	Animal Health business reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations).
(2)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

Appendix 5: Animal Health: 2016 fourth quarter and 2016 sales and business operating income

Net sales (€ million)	Q4 2016	Change (CER)	2016	Change (CER)
Companion Animal	359	+11.8%	1,781	+10.4%
Production Animal	240	—	927	+7.9%
Total Animal Health	599	+6.8%	2,708	+9.5%
of which vaccines	226	+6.6%	845	+8.0%
of which fipronil products	84	-16.7%	546	-11.2%
of which avermectin products	97	+1.1%	520	+5.2%

Animal Health	Fourth Quarter 2016			2016
€ million	Q4 2016	Q4 2015	Change	2016	2015	Change

Net sales	599	559	7.2%	2,708	2,515	7.7%

Other revenues	12	9	33.3%	39	41	(4.9%)

Cost of sales	(230)	(217)	6.0%	(937)	(885)	5.9%

As % of net sales	(38.4%)	(38.8%)		(34.6%)	(35.2%)

Gross profit	381	351	8.5%	1,810	1,671	8.3%

As % of net sales	63.6%	62.8%		66.8%	66.4%

Research and development expenses	(56)	(51)	9.8%	(191)	(177)	7.9%

As % of net sales	(9.3%)	(9.1%)		(7.1%)	(7.0%)

Selling and general expenses	(225)	(218)	3.2%	(899)	(865)	3.9%

As % of net sales	(37.6%)	(39.0%)		(33.2%)	(34.4%)

Other current operating income/expenses	2	(4)		(14)	5

Share of profit/loss of associates* and joint-ventures	—	—		1	1

Business operating income	102	78	30.8%	707	635	11.3%

As % of net sales	17.0%	14.0%		26.1%	25.2%

*	Net of tax.

Appendix 6: Change in net debt

€ million	2016	2015
Business net income	7,308	7,371

Depreciation amortization and impairment of property, plant and equipment and software	1,355	1,333

Net gains and losses on disposals of non-current assets, net of tax	(33)	(137)

Other non-cash items	44	(19)

Operating cash flow before changes in working capital (1)	8,674	8,548

Changes in working capital (1)	610	1,048

Acquisitions of property, plant and equipment and software	(1,486)	(1,464)

Free cash flow (1)	7,798	8,132

Acquisitions of intangibles, excluding software	(716)	(1,559)

Acquisitions of investments, including assumed debt	(534)	(365)

Restructuring costs and similar items paid	(729)	(682)

Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	314	208

Issuance of Sanofi shares	306	573

Dividends paid to shareholders of Sanofi	(3,759)	(3,694)

Acquisition of treasury shares	(2,908)	(1,784)

Disposals of treasury shares, net of tax	—	1

Transactions with non-controlling interests including dividends	(31)	(25)

Foreign exchange impact	(192)	(768)

Other items	(501)	(120)
Change in net debt	(952)	(83)

(1)	Excluding restructuring costs and similar items

Appendix 7: Simplified consolidated balance sheet

ASSETS € million	12/31/16	12/31/15	LIABILITIES € million	12/31/16	12/31/15

			Equity attributable to equity-holders of Sanofi	57,554	58,049

			Equity attributable to non-controlling interests	170	161
			Total equity	57,724	58,210

			Long-term debt	16,815	13,118

Property, plant and equipment	10,019	9,943	Non-current liabilities related to business combinations and to non-controlling interests	1,378	1,121

Intangible assets (including goodwill)	51,166	51,583	Provisions and other non-current liabilities	8,834	9,169
Non-current financial assets, investments in associates, and deferred tax assets	10,379	10,115	Deferred tax liabilities	2,292	2,895

Non-current assets	71,564	71,641	Non-current liabilities	29,319	26,303
			Accounts payable and other current liabilities	14,472	13,259
Inventories, accounts receivable and other current assets	16,414	15,780	Current liabilities related to business combinations and to non-controlling interests	198	130

Cash and cash equivalents	10,273	9,148	Short-term debt and current portion of long-term debt	1,764	3,436
Current assets	26,687	24,928	Current liabilities	16,434	16,825

Assets held for sale or exchange	6,421	5,752	Liabilities related to assets held for sale or exchange	1,195	983

Total ASSETS	104,672	102,321	Total LIABILITIES & EQUITY	104,672	102,321

Appendix 8: currency sensitivity

2017 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q4 2016 and 2016 sales (without Merial)

Currency	Q4 2016	2016
US $	38.2%	37.5%
Euro €	21.9%	22.9%
Chinese Yuan	5.3%	5.8%
Japanese Yen	4.5%	4.7%
Brazilian Real	2.5%	2.8%
Mexican Peso	2.4%	1.6%
Russian Ruble	1.9%	1.4%
British Pound	1.7%	1.8%
Australian $	1.4%	1.5%
Canadian $	1.4%	1.4%
Others	18.8%	18.6%

Currency average rates

	Q4 2015	Q4 2016	Change
€/$	1.09	1.08	-1.5%
€/Yen	132.93	117.92	-11.3%
€/Yuan	7.00	7.38	+5.5%
€/Real	4.21	3.55	-15.7%
€/Ruble	72.37	67.99	-6.0%

Appendix 9: R&D Pipeline

N : New Molecular Entity

Registration

N sarilumab Anti-IL6R mAb Rheumatoid arthritis, U.S, EU	Dengvaxia®(1) Mild-to-severe dengue fever vaccine

N Dupixent® Anti-IL4Ra mAb Atopic dermatitis, U.S., EU	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.

N SAR342434 insulin lispro Type 1+2 diabetes	VaxiGrip® QIV IM(2) Quadrivalent inactivated influenza vaccine (3 years+)

Phase 3

dupilumab Anti-IL4Ra mAb Asthma, Nasal polyposis	Clostridium difficile Toxoid vaccine

N isatuximab Anti-CD38 naked mAb Relapsed Refractory Multiple myeloma	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months)

N patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Pediatric pentavalent vaccine DTP-Polio-Hib Japan

N GZ402666 neo GAA Pompe Disease	Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine

N sotagliflozin Oral SGLT-1&2 inhibitor Type 1 & Type 2 diabetes

(1)	Approved in 14 countries
(2)	Approved in 27 countries

Phase 2

dupilumab Anti-IL4Ra mAb Eosinophilic oesophagitis	N GZ402671 Oral GCS inhibitor Fabry Disease, Gaucher Type 3, Gaucher related Parkinson’s Disease	Rabies VRVg Purified vero rabies vaccine

N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis / Systemic Scleroderma	N efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes	Tuberculosis Recombinant subunit vaccine

N GZ389988 TRKA antagonist Osteoarthritis	N SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes	Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose

sarilumab Anti-IL6R mAb Uveitis	N SAR100842 LPA1 receptor antagonist Systemic sclerosis	Adacel+ Tdap booster

N SAR422459 ABCA4 gene therapy Stargardt disease	N SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy	Shan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine

N SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer)	N Combination ferroquine / OZ439 Antimalarial	HIV Viral vector prime & rgp120 boost vaccine

N olipudase alfa rhASM Deficiency Acid Sphingomyelinase Deficiency(1)

Phase 1

N SAR440340 Anti-IL33 mAb Asthma & COPD	N SAR428926 Maytansin-loaded anti-Lamp1 mAb Cancer	Herpes Simplex Virus Type 2 HSV-2 vaccine

N SAR439794 TLR4 agonist Peanut allergy	N fitusiran (ALN-AT3) siRNA targeting Anti-Thrombin Hemophilia	Zika Inactivated Zika vaccine

N GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	N SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes	Respiratory syncytial virus Infants

N UshStat® Myosin 7A gene therapy Usher syndrome 1B	N SAR341402 Rapid acting insulin Diabetes

N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	N SAR247799 S1P1 agonist Cardiovascular Indication

N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N SAR407899 rho kinase Microvascular angina

N SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors

(1)	Previously referred as Niemann Pick type B

Appendix 10: Expected R&D milestones

Products	Expected milestones	Timing
Dengvaxia®	Regulatory decision in endemic countries	Throughout 2017

Kevzara® (1)	U.S. regulatory resubmission in Rheumatoid Arthritis	Q1 2017

Dupixent® (1)	Japan regulatory submission in Atopic Dermatitis	Q1 2017

Dupixent® (1)	U.S. regulatory decision in Atopic Dermatitis	Q1 2017

dupilumab	Start of Phase 3 trial in Asthma in 6-11 year-olds	Q2 2017

fitusiran	Start of Phase 3 trial in Hemophilia	Q2 2017

Kevzara® (1)	U.S. regulatory decision in Rheumatoid Arthritis	Q2 2017

Dupixent® (1)	Start of Phase 3 trial in Atopic Dermatitis in 12-17 year-olds	Q2 2017

Dupixent® (1)	Start of Phase 3 trial in Atopic Dermatitis in 6-11 year-olds	Q3 2017

patisiran	Phase 3 results in Familial amyloidotic polyneuropathy	Q3 2017

Fluzone QIV HD	Start of Phase 3 trial	Q3 2017

VaxiGrip® QIV IM (6-35 months)	EU regulatory submission	Q3 2017

dupilumab	Phase 3 results in Asthma in Adult patients	Q4 2017

dupilumab	U.S. regulatory submission in Asthma in Adult patients	Q4 2017

efpeglenatide	Start of Phase 3 trial in type-2 Diabetes	2017

isatuximab	Start of additional Phase 3 trials in Multiple Myeloma	2017

(1)	Name received conditional approval

Appendix 11: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the fourth quarter and 2016

€ million	Q4 2016	2016
Net sales	8,867	33,821
Effect of exchange rates	+10	+661
Company sales at constant exchange rates	8,877	34,482

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets.

•	impairment of intangible assets.

•	fair value remeasurement of contingent consideration liabilities related to business combinations.

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures).

•	restructuring costs and similar items(1).

•	other gains and losses (including gains and losses on disposals of non-current assets(1)).

•	costs or provisions associated with litigation(1).

•	tax effects related to the items listed above as well as effects of major tax disputes.

•	tax (3%) on dividends paid to Sanofi shareholders.

•	Impairments loss on Alnylam investment for the difference between the market value based on the stock price as of December 31, 2016 and historical cost,

•	Animal Health items out of business net income(2).

•	Net income attributable to non-controlling interests related to the items listed above.

•	Other items relating to the Sanofi Pasteur MSD joint venture(3).

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)

Impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items.

(3)

Elimination of the Company’s share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and Merck announced their intention to end their joint venture, plus an income tax charge arising from the taxable temporary differences relating to the investment in the joint venture